NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 27, 2011, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on October 3, 2011; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on October 3, 2011.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on October 3, 2011.